Mail Stop 3561

October 24, 2007

Mr. Barry W. Weiner
President, Chief Financial Officer and Director
Enzo Biochem, Inc.
527 Madison Avenue
New York, New York 10022

>   **Re: Enzo Biochem, Inc.**
>   **Form 10-K for Fiscal Year Ended July 31, 2006**
>   **Filed October 13, 2006**
>   **Form 10-Q for Fiscal Quarter Ended October 31, 2006**
>   **Filed December 11, 2006**
>   **Form 10-Q for Fiscal Quarter Ended January 31, 2007**
>   **Filed March 12, 2007**
>   **Form 10-Q for Fiscal Quarter Ended April 30, 2007**
>   **Filed June 11, 2007**
>   **File No. 0-29100**

Dear Mr. Weiner:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        Tia Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel and
                                        Health Care Services